Exhibit 99.2

CELESTICA INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

(unaudited)

	December 31	March 31
	2011	2012
Assets
Current assets:
Cash and cash equivalents (note 11)	$658.9	$646.7
Accounts receivable (note 5)	810.8	760.2
Inventories (note 6)	880.7	913.1
Income taxes receivable	9.1	9.6
Assets classified as held-for-sale	32.1	30.6
Other current assets	71.0	69.2
Total current assets	2,462.6	2,429.4

Property, plant and equipment	322.7	338.9
Goodwill	48.0	48.4
Intangible assets	35.5	34.9
Deferred income taxes	41.4	40.7
Other non-current assets	59.4	63.1
Total assets	$2,969.6	$2,955.4

Liabilities and Equity
Current liabilities:
Accounts payable	$1,002.6	$1,031.2
Accrued and other current liabilities	268.7	221.7
Income taxes payable	39.0	39.1
Current portion of provisions	36.3	25.8
Total current liabilities	1,346.6	1,317.8

Retirement benefit obligations	120.5	122.9
Provisions and other non-current liabilities	11.1	12.5
Deferred income taxes	27.6	27.1
Total liabilities	1,505.8	1,480.3

Equity:
Capital stock (note 8)	3,348.0	3,259.6
Treasury stock (note 8)	(37.9)	(2.5)
Contributed surplus	369.5	377.3
Deficit	(2,203.5)	(2,160.3)
Accumulated other comprehensive income (loss)	(12.3)	1.0
Total equity	1,463.8	1,475.1
Total liabilities and equity	$2,969.6	$2,955.4

Contingencies (note 12)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended March 31
	2011	2012
Revenue	$1,800.1	$1,690.9
Cost of sales	1,683.2	1,578.8
Gross profit	116.9	112.1
Selling, general and administrative expenses (SG&A)	70.3	60.0
Research and development	2.2	3.2
Amortization of intangible assets	3.8	2.5
Other charges (recoveries) (note 9)	5.9	(1.1)
Earnings from operations	34.7	47.5
Finance costs	1.4	0.8
Earnings before income taxes	33.3	46.7
Income tax expense (recovery) (note 10):
Current	4.8	3.5
Deferred	(1.5)	—
	3.3	3.5
Net earnings for the period	$30.0	$43.2

Basic earnings per share	$0.14	$0.20

Diluted earnings per share	$0.14	$0.20

Shares used in computing per share amounts (in millions):
Basic	215.4	215.7
Diluted	219.2	217.9

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

(unaudited)

	Three months ended March 31
	2011	2012
Net earnings for the period	$30.0	$43.2
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations	3.3	1.1
Change from derivatives designated as hedges	(0.2)	12.2
Total comprehensive income for the period	$33.1	$56.5

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

(unaudited)

	Capital stock (note 8)	Treasury stock (note 8)	Contributed surplus	Deficit	Accumulated other comprehensive income (loss) (a)	Total equity
Balance — January 1, 2011	$3,329.4	$(15.9)	$360.9	$(2,403.8)	$12.3	$1,282.9
Capital transactions (note 8):
Issuance of capital stock	16.9	—	(6.2)	—	—	10.7
Purchase of treasury stock	—	(7.7)	—	—	—	(7.7)
Stock-based compensation and other	—	15.7	(1.4)	—	—	14.3
Total comprehensive income:
Net earnings for the period	—	—	—	30.0	—	30.0
Other comprehensive income for the period, net of tax:
Currency translation differences for foreign operations	—	—	—	—	3.3	3.3
Change from derivatives designated as hedges	—	—	—	—	(0.2)	(0.2)
Balance — March 31, 2011	$3,346.3	$(7.9)	$353.3	$(2,373.8)	$15.4	$1,333.3

Balance — January 1, 2012	$3,348.0	$(37.9)	$369.5	$(2,203.5)	$(12.3)	$1,463.8
Capital transactions (note 8):
Issuance of capital stock	11.1	—	(8.3)	—	—	2.8
Repurchase of capital stock for cancellation	(99.5)	—	43.1	—	—	(56.4)
Purchase of treasury stock	—	(3.0)	—	—	—	(3.0)
Stock-based compensation and other	—	38.4	(27.0)	—	—	11.4
Total comprehensive income:
Net earnings for the period	—	—	—	43.2	—	43.2
Other comprehensive income for the period, net of tax:
Currency translation differences for foreign operations	—	—	—	—	1.1	1.1
Change from derivatives designated as hedges	—	—	—	—	12.2	12.2
Balance — March 31, 2012	$3,259.6	$(2.5)	$377.3	$(2,160.3)	$1.0	$1,475.1

(a)  Accumulated other comprehensive income (loss) is net of tax.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended March 31
	2011	2012
Cash provided by (used in):
Operating activities:
Net earnings for the period	$30.0	$43.2
Adjustments for items not affecting cash:
Depreciation and amortization	19.1	19.2
Equity-settled stock-based compensation	14.0	10.7
Other charges (recoveries)	(0.1)	1.9
Finance costs	1.4	0.8
Income tax expense	3.3	3.5
Other	1.6	7.6
Changes in non-cash working capital items:
Accounts receivable	103.5	50.6
Inventories	(135.6)	(32.4)
Other current assets	7.2	3.4
Accounts payable, accrued and other current liabilities and provisions	(69.9)	(20.0)
Non-cash working capital changes	(94.8)	1.6
Net income taxes paid	(4.7)	(4.4)
Net cash provided by (used in) operating activities	(30.2)	84.1

Investing activities:
Purchase of computer software and property, plant and equipment	(18.6)	(38.8)
Proceeds from sale of assets	0.4	0.1
Net cash used in investing activities	(18.2)	(38.7)

Financing activities:
Issuance of capital stock (note 8)	10.7	2.8
Repurchase of capital stock for cancellation (note 8)	—	(56.4)
Purchase of treasury stock (note 8)	(7.7)	(3.0)
Finance costs paid	(3.4)	(1.0)
Net cash used in financing activities	(0.4)	(57.6)

Net decrease in cash and cash equivalents	(48.8)	(12.2)
Cash and cash equivalents, beginning of period	632.8	658.9
Cash and cash equivalents, end of period	$584.0	$646.7

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

1.                                      REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Canada with its corporate headquarters located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7.  Celestica is a publicly listed company on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica delivers innovative supply chain solutions globally to customers in the communications (comprised of enterprise communications and telecommunications), consumer, computing (comprised of servers and storage), and diversified (comprised of industrial, aerospace and defense, healthcare, green technology, semiconductor equipment and other) end markets. Our product lifecycle solutions include a full range of services to our customers including design, supply chain management, manufacturing, engineering, complex mechanical and systems integration, order fulfillment, logistics and after-market services.

2.                                      BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and accounting policies we adopted in accordance with International Financial Reporting Standards (IFRS).

The unaudited interim condensed consolidated financial statements were authorized for issuance by our board of directors on April 23, 2012.

Functional and presentation currency:

These unaudited interim condensed consolidated financial statements are presented in U.S. dollars, which is also our functional currency. All financial information is presented in millions of U.S. dollars (except per share amounts).

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis.  Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

We have applied significant estimates and assumptions to our valuations against inventory and income taxes, to the amount and timing of restructuring charges or recoveries, to the measurement of the recoverable amount of our cash generating units, and to valuing our financial instruments, retirement benefit costs, stock-based compensation, provisions and contingencies.  These unaudited interim condensed consolidated financial statements are based upon accounting policies and estimates consistent with those used and described in note 2 of our 2011 annual consolidated financial statements.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

3.                                      RECENT ACQUISITIONS

In June 2011, we acquired the semiconductor equipment contract manufacturing operations of Brooks Automation, Inc. These operations, located in Oregon, U.S.A. and Wuxi, China, specialize in manufacturing complex mechanical equipment and providing systems integration services to some of the world’s largest semiconductor equipment manufacturers. The purchase price of $80.5, net of cash acquired, was financed from cash on hand and $45.0 from our revolving credit facility which we repaid in 2011. On the acquisition date, we recorded $33.8 in goodwill and $12.5 in intangible assets.

In August 2010, we completed the acquisition of Austrian-based Allied Panels Entwicklungs-und Produktions GmbH (Allied Panels), a medical engineering and manufacturing service provider that offers concept-to-full-production solutions in medical devices with a core focus on the diagnostic and imaging market. The purchase price for Allied Panels is subject to adjustment for contingent consideration if specific pre-determined financial targets are achieved through 2012. At March 31, 2012, the fair value of the contingent consideration was $3.2 (December 31, 2011 — $3.2).

4.                                      SEGMENT AND CUSTOMER REPORTING

End markets:

The following table indicates revenue by end market as a percentage of total revenue. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: seasonality of business, the mix and complexity of the products or services we provide, the extent, timing and rate of new program wins, follow-on business or losses from new, existing or disengaging customers, the phasing in or out of programs, and changes in customer demand.  We expect that the pace of technological change, the frequency of customers transferring business among EMS competitors and the constantly changing dynamics of the global economy will also continue to impact our business from period-to-period.

Starting with the first quarter of 2012, we have combined our enterprise communications and telecommunications end markets as one communications end market for reporting purposes. Prior period percentages were also combined.

	Three months ended March 31
	2011	2012
Communications	36%	33%
Consumer	26%	23%
Diversified	11%	19%
Servers	15%	15%
Storage	12%	10%

Customers:

For the first quarter of 2012, one customer represented more than 10% of total revenue (first quarter of 2011 — two customers). Research In Motion Limited accounted for 19% of total revenue for the first quarter of 2012 (first quarter of 2011 — 21%).

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

5.                                      ACCOUNTS RECEIVABLE

We have an agreement to sell up to $250.0 in accounts receivable (subject to pre-determined limits by customer) on a committed basis and up to an additional $150.0 in accounts receivable on an uncommitted basis. The accounts receivable facility is with third-party banks which have a Standard and Poor’s rating of A-1 at March 31, 2012. At March 31, 2012, we had sold $60.0 of accounts receivable under this facility (December 31, 2011 — $60.0).  The accounts receivable sold are removed from our consolidated balance sheet and reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the accounts receivable to the banks. We continue to collect cash from our customers and remit the cash to the banks when collected. We pay interest and commitment fees which we record through finance costs in our consolidated statement of operations. This facility expires in November 2012.

6.                                      INVENTORIES

We record our inventory provisions and valuation recoveries through cost of sales. We record inventory provisions to reflect changes in the value of our inventory to net realizable value, or valuation recoveries primarily to reflect realized gains on the disposition of inventory previously written down. During the first quarter of 2012, we recorded net inventory provisions of $3.5 (first quarter of 2011 — $3.7).

7.                                      CREDIT FACILITIES

We have a $400.0 revolving credit facility that matures in January 2015.  We are required to comply with certain restrictive covenants including those relating to debt incurrence, the sale of assets, a change of control and certain financial covenants related to indebtedness, interest coverage and liquidity. We have pledged certain assets as security for borrowings under this facility.

Borrowings under this facility bear interest at LIBOR or Prime rate for the period of the draw plus a margin. The terms of these draws have historically been less than 90 days. At March 31, 2012, no amounts were drawn under this facility (December 31, 2011 — no amounts drawn), and we were in compliance with all covenants.  Commitment fees paid in the first quarter of 2012 were $0.5. At March 31, 2012, we had $27.6 of letters of credit that were issued under our credit facility.

We also have uncommitted bank overdraft facilities available for intraday and overnight operating requirements which total $70.0 at March 31, 2012.  There were no amounts drawn under these overdraft facilities at March 31, 2012 (December 31, 2011— no amounts drawn).

The amounts we borrow and repay under these facilities can vary significantly from month-to-month depending upon our working capital and other cash requirements.

8.                                      CAPITAL STOCK

On February 7, 2012, the TSX accepted our new Normal Course Issuer Bid (NCIB). The NCIB allows us to repurchase, at our discretion, until the earlier of February 8, 2013 or the completion of purchases under the bid, up to approximately 16.2 million subordinate voting shares (representing approximately 7.5% of our total subordinate voting and multiple voting shares outstanding) in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under the NCIB is reduced by the number of subordinate voting shares we purchase for equity-based compensation plans. During the first quarter of 2012, we paid $56.4, including transaction fees, to repurchase for cancellation 6.0 million subordinate voting shares at a weighted average price of $9.41 per share.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

From time-to-time, we pay cash for the purchase of subordinate voting shares in the open market by a trustee to satisfy the delivery of subordinate voting shares upon vesting of share unit awards under our equity-based compensation plans. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the plans. During the first quarter of 2012, we paid $3.0 for the trustee to purchase 0.3 million subordinate voting shares in the open market and we distributed 4.5 million subordinate voting shares to employees upon the vesting of restricted share units (RSUs) and performance share units (PSUs). At March 31, 2012, the trustee held 0.3 million subordinate voting shares, with a value of $2.5, for delivery under these plans. During the first quarter of 2011, we paid $7.7 for the trustee to purchase 0.7 million subordinate voting shares in the open market and we distributed 1.7 million subordinate voting shares to employees upon the vesting of share unit awards.

During the first quarter of 2011, we cash-settled certain RSUs and PSUs. Cash-settled awards are accounted for as liabilities and remeasured based on our share price at each reporting date until the settlement date, with a corresponding charge or credit to compensation expense. We recorded additional compensation expense to reflect the mark-to-market adjustment on these cash-settled awards of $2.7 in the first quarter of 2011. Since management currently intends to settle all other share unit awards with shares purchased in the open market by a trustee, we expect to continue to account for share unit awards as equity-settled awards.

The following table outlines the activity for stock-based awards for the three months ended March 31, 2012:

Number of awards (in millions)	Options	RSUs	PSUs (i)

Outstanding at December 31, 2011	8.1	3.5	7.4
Granted (i)	1.1	2.3	2.4
Exercised or settled (ii)	(0.4)	(1.3)	(3.9)
Forfeited/expired	(0.5)	(0.1)	(0.1)
Outstanding at March 31, 2012	8.3	4.4	5.8

The weighted-average grant date fair value of options and share units awarded:	$3.92	$8.23	$9.79

(i)                                     During the first quarter of 2012, we granted 2.4 million (first quarter of 2011 — 2.1 million) PSUs that vest based on the achievement of a market performance condition based on Total Shareholder Return (TSR).  See note 2(n) of our 2011 annual consolidated financial statements for a description of TSR.  We estimated the grant date fair value of these PSUs using a Monte Carlo simulation model. We expect to settle these awards with subordinate voting shares purchased in the open market. The number of PSUs that will actually vest will vary from 0% to 200% depending on the achievement of pre-determined performance goals and financial targets. The number of PSUs in the above table represents the maximum payout of 200%.

(ii)                                  During the first quarter of 2012, we received cash proceeds of $2.8 (first quarter of 2011 — $10.7) relating to the exercise of stock options.

Total stock-based compensation expense was $10.7 for the first quarter of 2012 (first quarter of 2011 — $17.0). The amount of stock-based compensation expense varies each period, and includes mark-to-market adjustments for awards we settled in cash (see above) and plan adjustments. Our performance-based compensation expense generally varies depending on the level of achievement of pre-determined performance goals and financial targets. We amended the retirement eligibility clauses in our equity-based compensation plans in 2011 which accelerated our recognition of the related compensation expense of $3.1 in the first quarter of 2012 (first quarter of 2011 — $4.8).

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

9.                                      OTHER CHARGES (RECOVERIES)

We have recorded restructuring charges or recoveries related to consolidating facilities and reducing our workforce. During the first quarter of 2012, we recorded net restructuring recoveries of $1.1 (first quarter of 2011 — charges of $5.9) and we paid employee termination costs and lease termination payments totaling $7.7 (first quarter of 2011 — $4.9). Our ending restructuring liability was $6.0 at March 31, 2012, comprised primarily of employee termination costs we expect to pay in 2012.

10.                               INCOME TAXES

Our effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower tax jurisdictions within Europe and Asia, in jurisdictions with tax holidays and incentives, and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized.  Our effective income tax rate can also vary due to the impact of foreign exchange fluctuations and changes in our provisions related to tax uncertainties.

11.                               FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable and derivatives used for hedging purposes.  Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, and derivatives.  The majority of our financial liabilities are recorded at amortized cost except for derivative liabilities, which are measured at fair value.  Our term deposits are classified as held-to-maturity and our short-term investments in money market funds are recorded at fair value, with changes recognized through our consolidated statement of operations.

Cash and cash equivalents are comprised of the following:

	December 31	March 31
	2011	2012

Cash	$191.7	$186.0
Cash equivalents	467.2	460.7
	$658.9	$646.7

Our current portfolio consists of bank deposits and certain money market funds that hold primarily U.S. government securities. The majority of our cash and cash equivalents are held with financial institutions each of which had at March 31, 2012 a Standard and Poor’s rating of A-1 or above.

Currency risk:

Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our subsidiaries. We manage our currency risk through our hedging program using forecasts of future cash flows and balance sheet exposures denominated in foreign currencies.

Our major currency exposures at March 31, 2012 are summarized in U.S. dollar equivalents in the following table.  We have included in this table only those items that we classify as financial assets or liabilities and which were denominated in non-functional currencies.  In accordance with the financial instruments standard, we have excluded items such as retirement benefits and income taxes.  The local currency amounts have been converted to U.S. dollar equivalents using the spot rates at March 30, 2012.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Chinese	Malaysian	Canadian	Mexican
	renminbi	ringgit	dollar	peso

Cash and cash equivalents	$23.0	$1.8	$2.9	$0.1
Accounts receivable	18.2	—	2.9	—
Other financial assets	1.3	0.7	—	0.5
Accounts payable and certain accrued and other liabilities and provisions	(30.0)	(14.7)	(23.2)	(11.6)
Net financial assets (liabilities)	$12.5	$(12.2)	$(17.4)	$(11.0)

Foreign currency risk sensitivity analysis:

At March 31, 2012, a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies is summarized in the following table.  The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

	Chinese renminbi	Malaysian ringgit	Canadian dollar	Mexican peso
	Increase (decrease)
1% Strengthening
Net earnings	$0.5	$(0.1)	$1.7	$—
Other comprehensive income	—	0.8	0.9	0.4
1% Weakening
Net earnings	(0.5)	0.1	(1.7)	—
Other comprehensive income	—	(0.8)	(0.9)	(0.4)

At March 31, 2012, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$313.7	$0.99	15	$2.3
Thai baht	140.2	0.03	15	(0.2)
Malaysian ringgit	108.8	0.32	15	(0.6)
Mexican peso	57.0	0.08	12	0.4
British pound	55.0	1.56	4	(0.8)
Chinese renminbi	35.9	0.16	12	(0.1)
Euro	17.6	1.32	4	—
Singapore dollar	14.8	0.80	12	(0.1)
Other	28.3	—	12	(0.1)
Total	$771.3			$0.8

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

At March 31, 2012, the fair value of these contracts was a net unrealized gain of $0.8 (December 31, 2011 — net unrealized loss of $13.9).  Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in other comprehensive income until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at March 31, 2012 was not significant, is recognized immediately in our consolidated statement of operations. At March 31, 2012, we recorded $5.9 of derivative assets primarily in other current assets and $5.1 of derivative liabilities in accrued and other current and non-current liabilities. The unrealized gains and losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

12.                              CONTINGENCIES

Litigation

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters.  Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such matters will not have a material adverse impact on our results of operations, financial position or liquidity.

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers, in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. On October 14, 2010, the District Court granted the defendants’ motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of its claims against us, our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court’s dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. The parties are currently engaged in the discovery process. Parallel class proceedings, including a claim issued in October 2011, remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice, but neither leave nor certification of any actions has been granted by that court. We believe the allegations in the claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claims. We have liability insurance coverage that may cover some of our litigation expenses, potential judgments or settlement costs.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Income taxes

We are subject to tax audits and reviews by various tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 through 2004 should have been materially higher as a result of certain inter-company transactions.

In connection with a tax audit in Brazil, tax authorities have taken the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. If Brazilian tax authorities ultimately prevail in their position, our Brazilian subsidiary’s tax liability would increase by approximately 43.5 million Brazilian reais (approximately $23.9 at current exchange rates).  In addition, Brazilian tax authorities may make similar claims in future audits with respect to these types of transactions. In June 2011, we received a ruling from the Brazilian Lower Administrative Court that was largely consistent with our original filing position.  As the ruling generally favored the taxpayer, the matter has been sent to a court of appeals. We have not accrued for any potential adverse tax impact for the 2004 tax audit as we believe our Brazilian subsidiary has reported the appropriate amount of income arising from inter-company transactions.

We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts.  Our position is supported by our Brazilian legal tax advisors.  A change to the benefit realizable on these Brazilian losses could increase our net future tax liabilities by approximately 57.5 million Brazilian reais (approximately $31.6 at current exchange rates).

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in us owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings and if these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

Japan

Our manufacturing facility in Miyagi, Japan was damaged as a result of the major earthquake and tsunami in March 2011. In March 2012, we settled a related insurance claim for an amount that was consistent with our expectation.